Kristopher R. Westbrooks

Executive Vice President and Chief Financial Officer

July 11, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Beverly Singleton
Andrew Blume

Re: TimkenSteel Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-36313

Ladies and Gentlemen:

TimkenSteel Corporation, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 29, 2022 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 24

1.

We note that you present base sales, representing net sales adjusted to exclude raw material and natural gas surcharges. We further note from your disclosures on page 8 that the majority of your customer agreements contain surcharge pricing provisions that are designed to enable you to recover raw material cost increases. Please clarify the nature of the items included in the surcharge adjustment. In doing so, specify if the adjustment represents true pass-through costs strictly for customers with surcharge pricing provisions and clarify, if true, that the surcharge mechanism has no impact on the dollar amount of your gross profit. Pursuant to Item 10(e)(1)(i)(D) of Regulation S-K, clearly disclose how management uses this measure. In regards to the apparent metrics disclosed on a per ton basis, also disclose why the metrics are useful to investors, how management uses them, and any material estimates or assumptions underlying the metrics or their calculation.

Response: We note the Staff’s comment in regard to clarifying certain elements of the discussion of our surcharge pricing mechanism and intend in future filings to provide additional disclosure regarding the nature of the items included in the surcharge adjustment. The surcharge pricing mechanism is a standard practice in the North American steel industry and applies to the majority of our customer agreements. There are three components to surcharges that we invoice to customers:

•	One surcharge is related to the scrap metal content in our finished product and is based on the published No. 1 busheling scrap index.

•

Another surcharge is an alloy surcharge related to alloy material content in our finished product. The applicability and amount of this surcharge is dependent on the ultimate required composition of the finished product. The alloy surcharge is calculated based on published prices for Nickel, Molybdenum, Vanadium, Chromium, and Manganese.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

July 11, 2022

•

The final surcharge is a natural gas surcharge. This surcharge is only applicable when the price of natural gas exceeds a certain dollar amount per MMBtu. During 2021, the total amount of the natural gas surcharge was $1.2 million of the total $408.1 million of surcharges.

The surcharge pricing mechanism does not represent a one-for-one pass-through cost. Accordingly, the surcharge pricing mechanism has an impact on gross profit. The impact on gross profit, which can be positive or negative depending on the movement in raw material prices compared with the prices at which the Company purchased inventory, is referred to as raw material “spread” in the industry. The spread impact is included in the year-over-year gross profit walk on page 21 of the Form 10-K to explain the impact of surcharges on gross profit.

In future filings, the Company will enhance its disclosure to clarify the nature of the items included in the surcharge pricing mechanism and the impact on gross profit. Set forth below is proposed revised disclosure based on the disclosure included on page 20 of the Form 10-K, with the proposed revisions marked with strikethroughs and underlines:

Impact of Raw Material Prices

In the ordinary course of business, we are exposed to the volatility of the costs of our raw materials. Whenever possible, we manage our exposure to commodity risks primarily through the use of supplier pricing agreements that enable us to establish the purchase prices for certain inputs that are used in our manufacturing process. We also utilize raw material and natural gas surcharge mechanisms when pricing products to our customers.

There are two components of our raw material surcharge. One component is related to the scrap metal content in our finished product and is based on the published No. 1 busheling scrap index. The other component is related to alloy material content in our finished product and is based on published prices for Nickel, Molybdenum, Vanadium, Chromium, and Manganese. (If material, management would also include the following in future filings: The natural gas surcharge is only applicable when the price of natural gas exceeds a certain dollar amount per MMBtu.)

Our surcharge mechanisms are ~~which is~~ designed to mitigate the impact of increases or decreases in raw material costs, although generally with a lag effect. This timing effect can result in raw material spread whereby costs can be over- or under-recovered in certain periods. While the surcharge generally protects gross profit, it has the effect of diluting gross margin as a percent of sales. We present the year-over-year raw material spread impact on gross profit in our gross profit walk on page 21 of this Annual Report on Form 10-K.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

July 11, 2022

We note the Staff’s comment in regard to Item 10(e)(1)(i)(D) of Regulation S-K and intend in future filings to provide additional disclosure regarding how management uses net sales adjusted to exclude surcharges. Set forth below is proposed revised disclosure we intend to provide based on the disclosure included on page 24 of the Form 10-K, with the proposed additional disclosure underlined:

The table below presents net sales by end-market sector, adjusted to exclude surcharges, which represents a financial measure that has not been determined in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). We believe presenting net sales by end-market sector, both on a gross basis and on a per ton basis, adjusted to exclude raw material and natural gas surcharges provides additional insight into key drivers of net sales such as base price and product mix. Due to the fact that the surcharge mechanism can introduce volatility to our net sales, net sales adjusted to exclude surcharges provides management and investors clarity of our core pricing and results. Presenting net sales by end-market sector, adjusted to exclude surcharges including on a per ton basis, allows management and investors to better analyze key market indicators and trends and allows for enhanced comparison between our end-market sectors.

Note 2—Significant Accounting Policies

Revenue Recognition, page 42

2.	Please address the following comments related to your revenue recognition policy and disclosures:

•

Revise to provide all material disclosures required by ASC 606-10-50-12 and ASC 606-10-50-18 through -19 regarding your performance obligations. In doing so, specify when you satisfy your performance obligations, such as upon shipment and delivery, and disclose the significant judgments made in evaluating when customers obtain control of your goods or services. In regards to the “custom” and “tailored” products described on page 3, clarify why they do not qualify for over time revenue recognition under ASC 606-10-25-7(c). Also disclose how you account for shipping and handling activities.

Response: We note the Staff’s comments regarding our revenue recognition policy and disclosures and intend in future filings to provide additional disclosure and ensure all material items required by ASC 606-10-50-12 and ASC-10-50-18 through -19 are included. We also will disclose how we account for shipping and handling activities. There are no significant judgements made in evaluating when customers obtain control of our goods.

Set forth below is proposed revised disclosure based on the disclosure included on page 42 of the Form 10-K, with the proposed additional disclosure underlined:

TimkenSteel recognizes revenue from contracts at a point in time when it has satisfied its performance obligation and the customer obtains control of the goods, at the amount that reflects the consideration the Company expects to receive for those goods.

Substantially all performance obligations arise from the sale of manufactured steel products. The Company receives and acknowledges purchase orders from its customers, which define the quantity, pricing, payment and other applicable terms and conditions. In some cases, the Company receives a blanket purchase order from its customer, which includes pricing, payment and other terms and conditions, with quantities defined at the time the customer issues periodic releases from the blanket purchase order.

Transfer of control and revenue recognition for substantially all the Company’s sales occur upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable customer shipping terms.

The Company invoices its customers at the time of title transfer. Payment terms are generally 30 days from the invoice date. Invoiced amounts are usually inclusive of shipping and handling activities incurred. Shipping and handling activities billed are included in net sales in the Consolidated Statements of Operations. The related costs incurred by the Company for the delivery of goods are classified as cost of products sold in the Consolidated Statements of Operations.

Certain contracts contain variable consideration, which primarily consists of rebates that are accounted for in net sales and accrued based on the estimated probability of the requirements being met.

Sales returns and allowances are treated as a reduction to net sales and are provided for primarily based on historical experience. These reserves also capture any potential warranty claims, which normally result in returned or replaced product.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

July 11, 2022

We further note the Staff’s comment regarding “custom” and “tailored” products described on page 3 of the Form 10-K and intend in future filings to provide additional disclosure to clarify what is meant by “custom” and “tailored” products. We use the terms “custom” and “tailored” to signify our ability to create products for each of our different end-market sectors (i.e., mobile, industrial, and energy), the related chemical compositions we can provide to customers, and the finishing processes (i.e., machining and thermal treatment) we can perform for customers. Our products are largely end-market specific rather than customer-specific and therefore we provide the same product to multiple customers and not just one specific customer. As such, we do not believe the guidance in ASC 606-10-25-7c would be applicable.

Set forth below is proposed revised disclosure based on the disclosure included on page 3 of the Form 10-K, with the proposed revisions marked with strikethroughs and underlines:

SBQ steel is made to restrictive chemical compositions and high internal purity levels and is used in critical mechanical applications. We make these products from nearly 100% recycled steel, using our expertise in raw materials to create ~~custom~~ high-quality steel products. We focus on creating tailored products ~~and services~~ for our ~~customers’ most demanding applications~~ respective end-market sectors. Our engineers are experts in both materials and applications, so we can work closely with each customer to deliver flexible solutions related to our products as well as to their applications and supply chains.

We also intend in future filings to similarly revise disclosure on this same topic under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” within the “Business Overview” section.

•

We note your disclosures on page 3 that you supply machining and thermal treatment services and manage raw material recycling programs. Quantify for us the amount of these service revenues. Tell us and disclose, to the extent material, your revenue recognition policies for these services, including how you identified your performance obligations under ASC 606-10-25-14 and when you satisfy your performance obligations under ASC 606-10-25-23 through -30.

Response: We also note the Staff’s comment regarding our machining, thermal treatment services, and management of raw material recycling programs on page 3 of the Form 10-K and intend in future filings to revise our disclosure. In regard to our machining and thermal treatment processes, these relate to the finishing of our core product offerings and are not separately offered services. These processes relate to the final completion of the manufactured product that is then sold to the customer, and without these processes the product will not function as intended in its final application. The associated revenue for these finishing processes is part of the overall selling price of the related steel product. As such, the performance obligation is met at a point in time as outlined in ASC 606-10-25-30 (which is usually upon shipment or delivery of the product as noted above). Given that these performance obligations are met as part of the standard shipment of our core product offerings, we do not believe additional disclosure outlined in ASC 606-10-25-23 through -30 is required.

Regarding our raw material recycling programs, we have arrangements in place where we purchase and remove scrap material from numerous manufacturers and, depending on the composition of the scrap, use it in our operations or sell it to other third parties. This revenue is recognized at a point in time and follows the revenue recognition policy of our core operations, further outlined above. The revenue from these recycle programs is disclosed within “Other” in “Note 4 – Revenue Recognition” on page 47 of the Form 10-K and is explained by footnote 1 to the first table in “Note 4 – Revenue Recognition.” Revenue from our raw material recycling programs was $30.9 million for 2021, $18.7 million for 2020, and $33.4 million for 2019.

Set forth below is proposed revised disclosure based on the disclosure included on page 3 of the Form 10-K, with the proposed revisions marked with strikethroughs and underlines:

We manufacture alloy steel, as well as carbon and micro-alloy steel. Our portfolio includes special bar quality (“SBQ”) bars, seamless mechanical tubing (“tubes”), manufactured components (formerly known as the “value-add” product type) such as precision steel components, and billets. ~~In addition, we supply machining and thermal treatment services, and~~ Additionally, we manage raw material recycling programs, which are ~~also~~ used internally as a feeder system for our melt operations and allow us to sell scrap not used in our operations to third parties. Our products and ~~services~~ solutions are used in a diverse range of demanding applications in the following market sectors: automotive; oil and gas; industrial equipment; mining; construction; rail; defense; heavy truck; agriculture; power generation; and oil country tubular goods (“OCTG”).

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

July 11, 2022

We also intend in future filings to similarly revise disclosure on this same topic within “Note 1 – Basis of Presentation” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” within the “Business Overview” section.

•	Revise to provide all material disclosures required by ASC 606-10-50-8 through -10 regarding any contract assets and liabilities.

Response: Finally, we note the Staff’s comment to provide all disclosures required by ASC 606-10-50-8 through -10 regarding any contract assets and liabilities, if material. We considered these requirements during the preparation of the Form 10-K. From an asset perspective, the only related balance that applies to this guidance would be our accounts receivable. The balances of our accounts receivables, along with the associated allowance for doubtful accounts, is presented by showing 2021 and 2020 amounts on the face of the Consolidated Balance Sheets on page 39 of the Form 10-K. Note that the accounts receivable line item relates to receivables from contracts with customers.

Regarding contract liabilities, the only related liability would be deferred revenue. This is based on the definition of a contract liability outlined within ASC 606-10-20. We do not consider any accrued refunds or rebates to be a contract liability, as these liabilities do not represent an obligation to transfer goods in the future.

The deferred revenue amount is included within other current liabilities, which is presented on the face of the Consolidated Balance Sheets on page 39 and was less than $0.1 million as of December 31, 2021 and 2020. As such, we determined the related disclosures outlined in ASC 606-10-50-8 through -10 to be immaterial for disclosure in the Form 10-K. In future filings, we will continue to examine contract assets and liabilities and will provide additional disclosure if material.

Note 15 – Retirement and Postretirement Plans, page 59

3.

We note your disclosure on page 62 that you completed a full remeasurement of the pension obligation and plan assets associated with your Salaried Plan during each quarter of 2021 based on projections for the cumulative cost of lump sum payments. You further disclose that full remeasurements were “also required” during each quarter of 2020. Citing authoritative accounting guidance, where applicable, please clarify for us why full remeasurements were required during each 2020 and 2021 quarter.

Response: We note the Staff’s comment in regard to clarifying why full remeasurements were required during each quarter of 2020 and 2021 for our Salaried Plan and intend in future filings to provide additional disclosure regarding the requirement for a full remeasurement. Over the preceding two years, we have seen a significant increase in retirements among our salaried, U.S.-based workforce. Most of these retirees select to receive (i.e., settle) their pension benefit with an upfront lump sum payment as permitted under the terms of the pension plan.

As stated in ASC 715-30-35-82:

“Recognition in earnings of gains or losses from settlements is required if the cost of all settlements during a year is greater than the sum of the service cost and interest cost components of net periodic pension cost for the pension plan for the year.

However, if the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic pension cost for the plan for the year, gain or loss recognition in earnings is permitted but not required for those settlements.

The accounting policy adopted for recognition in earnings of gains or losses from settlements shall be applied consistently from year to year.”

Consistent with this guidance, the Company’s accounting policy is to recognize settlements during the quarter in which it is projected that the costs of all settlements during the year will be greater than the sum of the service cost and interest cost components. The application of settlement accounting, once it is “projected” the settlement threshold will be met, is both mentioned within ASC 715-30-55-167 and an accepted general practice applied by companies. In both 2020 and 2021, we projected during the first quarter that lump sum payments for the year would exceed the settlement threshold outlined in ASC 715-30-35-82. This threshold was ultimately achieved prior to the end of each respective year.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

July 11, 2022

In future filings, the Company will enhance its disclosure to clarify our accounting policy related to settlements. Set forth below is proposed revised disclosure based on the disclosure included on page 44 of the Form 10-K, with the proposed additional disclosure underlined:

TimkenSteel recognizes an overfunded status or underfunded status (e.g., the difference between the fair value of plan assets and the benefit obligations) as either an asset or a liability for its defined benefit pension and other postretirement benefit plans on the Consolidated Balance Sheets. The Company recognizes actuarial gains and losses immediately through net periodic benefit cost in the Consolidated Statements of Operations upon the annual remeasurement at December 31, or on an interim basis as triggering events warrant remeasurement. An example of a potential triggering event would be settlements. The Company’s accounting policy is to recognize settlements during the quarter in which it is projected that the costs of all settlements during the year will be greater than the sum of the service cost and interest cost components. In addition, the Company uses fair value to account for the value of plan assets.

As outlined in ASC 715-30-35-66, a settlement is a significant event in which it requires an entity to remeasure both plan assets and the benefit obligations during the fiscal year for the related pension plan. ASC 715-30-25-5 further clarifies “during the fiscal year” to mean an “interim period”. ASC 715-30-35-66A states remeasurements are to be performed on the date of the significant event or the closest month-end. However, in the case of lump sum settlements, these were paid throughout each quarter of 2020 and 2021 to participants of the Salaried Plan. As such, our interpretation of the guidance is that it was appropriate to perform settlement calculations and the related remeasurements of the Salaried Plan’s assets and benefit obligations during each interim period of 2020 and 2021.

In future filings, the Company will enhance its disclosure to clarify the cause of and requirement for the remeasurement. Set forth below is proposed revised disclosure based on the disclosure included on page 62 of the Form 10-K, with the proposed revisions marked with strikethroughs and underlines:

The Salaried Plan has a provision that permits employees to elect to receive their pension benefits in a lump sum. In the first quarter of 2021, the cumulative cost of all lump sum payments was projected to exceed the sum of the service cost and interest cost components of net periodic pension cost for the Salaried Plan for the year. Actual lump sum payments ultimately exceeded this threshold during 2021. These payments constitute a partial settlement, which is a significant event requiring remeasurement of both plan assets and benefit obligations.

As a result, the Company completed a full remeasurement of its pension obligations and plan assets associated with the Salaried Plan during each quarter of 2021. A full remeasurement of the pension obligations and plan assets associated with the Salaried Plan was also ~~required~~ completed throughout each quarter of 2020. For the years ended December 31, 2021 and December 31, 2020, total settlements were $31.1 million and $24.7 million, respectively. These settlements are included in the tables above and in the net remeasurement losses (gains) as a component of net periodic benefit cost.

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If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (330) 471-4005.

Very truly yours,

/s/ Kristopher R. Westbrooks
Kristopher R. Westbrooks Executive Vice President and Chief Financial Officer